Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JULY, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Strengthens Its Management

EZIO CRISTETTI APPOINTED AS CHIEF HR, IT AND ORGANIZATION OFFICER

CLAUDIO ILDEBRANDO ALDROVANDI APPOINTED AS CORPORATE QUALITY & AFTER SALES DIRECTOR

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 1, 2014--The Natuzzi Group (NYSE:NTZ) announces the appointment of two new managers, Mr. Ezio Cristetti and Mr. Claudio Ildebrando Aldrovandi, both directly reporting to the President, Pasquale Natuzzi, in accordance with the strategic guidelines included in the 2014-2016 Business plan.

Ezio Cristetti has been appointed as Chief HR, IT and Organization Officer. In his new position, Ezio Cristetti is responsible for developing the Group’s international change management programs, process optimization, and the management and development of human resources within the Group.

Before joining the Natuzzi Group, Ezio Cristetti gained significant professional experience in the Human Resources & Organization field in companies such as Seat Pagine Gialle (from 2009), where, during the last two years, he was also responsible for Purchases, IT and Legal Affairs, in order to better manage the corporate transformation and cost-control processes. He previously worked for Kimberly-Clark (from 2004-2006) and Gruppo Heineken Italia (from 2006 to 2009).

At the same time, Claudio Ildebrando Aldrovandi has been appointed as Corporate Quality & After Sales Director, and will be in charge of managing product and service quality worldwide, and facilitating process integration within the Group.

Claudio Ildebrando Aldrovandi holds a degree in Aeronautical and Aerospace engineering, and has gained significant B2B experience as a Quality manager in prestigious companies such as Zoppas, Tetra Pak, Lamborghini, Fagor Brandt, AVIO, ARGO and Alenia Aermacchi.

“I am particularly glad to announce that two managers with particularly distinctive backgrounds and who have both gained important experience in international corporations are joining the Group”, commented Pasquale Natuzzi. “I am confident they will make a significant contribution towards achieving the competitiveness goals included in our 2014-2016 Business Plan”.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €449.1 million in 2013, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	JULY 1, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi